The Greenbrier Companies, Inc. One Centerpointe Drive Suite 200 Lake Oswego Oregon 97035 503 684 7000 Fax 503 684 7553
January 15, 2009
Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:	The Greenbrier Companies, Inc. Form 10-K for the Year Ended August 31, 2008
               1. File No. 001-13146
Dear Mr. Humphrey:
The following is in response to the comments set forth in your letter of December 31, 2008. For ease of review, the responses are in the same sequence and bear the same numbering arrangement used in your letter.
Form 10-K for the year ended august 31, 2008
Item 1A. Risk Factors
Risks Related to Our Business
Our financial performance and market value could cause future write-downs of goodwill in future periods, page 17.
1.	Per paragraph 28 of SFAS 142, goodwill of a reporting unit should be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. We considered the decline in stock price as a factor that could indicate the necessity of an interim impairment test. As discussed in our Form 10-Q for the Quarter Ended November 30, 2008, we completed an interim test of goodwill impairment during the first quarter of 2009 as a result of a significant decline in our stock price since fiscal year end. In accordance with the provision of SFAS 142, Goodwill and Other Intangible Assets, we performed Step 1 of the SFAS 142 analysis as of October 31, 2008 using a third party valuation provider and determined that the fair value of our reporting units with goodwill was in excess of the carrying value of those reporting units, and as such Step 2 was not necessary. In reaching this conclusion we also considered the premium of the implied value of our reporting units over the current market value of our stock, and concluded that such premium was reasonable. This analysis included an equity test whereby the fair value of each reporting unit’s total equity is compared to the carrying value of equity and an asset test whereby the fair value of each reporting unit’s total assets was estimated and compared to the carrying value of

Mr. David R. Humphrey
Securities and Exchange Commission
January 15, 2009

assets. Our reporting units for this test are the same as our segments. The fair value of our reporting units was determined based on a weighting of income and market approaches. Under the income approach, the fair value of a reporting unit is based on the present value of estimated future cash flows. Under the market approach, the fair value is based on observed market multiples for comparable businesses and guideline transactions.
Management’s Discussion and Analysis
Critical Accounting Policies
Maintenance Obligations, page 28
2.	We have two types of repairs that are performed on our owned railcars and the railcars that we maintain for other owners. The first type of repair is Planned Major Maintenance to either replace or overhaul major railcar components. This type of repair is done on major components, in a planned fashion, in order to avoid replacing those components at a much higher cost at a later time. Planned Major Maintenance includes major overhaul or replacement of truck systems, articulated connectors, center plates, major railcar body structural members and re-coating (both interior and exterior) of the railcar body. The second type of repair is a Routine Running Repair. These repairs are done on an as needed basis to keep a railcar functioning properly and safely. Routine Running Repairs include brake systems, couplers, doors, hatches, wheelsets and safety appliances and securement systems. This type of repair does not add to the life or change the functionality of the railcar.

We agree that the principal source of guidance on the accounting for Planned Major Maintenance is the AICPA Industry Audit Guide (Airline Guide) and APB Opinion No. 28 which were both amended by FSP AUG AIR-1 (Accounting for Planned Major Maintenance). We believe that our accounting policy for Planned Major Maintenance is consistent with this guidance. Our policy is to use the built-in-overhaul and deferral methods to account for all Planned Major Maintenance on our owned railcars. These costs are capitalized and depreciated over the period of time to the next occurrence of the major overhaul or rebuild.

In addition, maintenance obligations arise from “full service” lease agreements on our owned railcars where the risk for Routine Running Repairs is absorbed by us. Similarly, maintenance obligations arise from railcars owned by third parties whereby we agree to maintain, at our expense, such railcars in operating condition for a specified period of time. Such obligations may or may not include Planned Major Maintenance. The costs of the Routine Running Repairs vary due to a number of factors such as the service, usage and, the age and type of the railcar. For railcars under full service leases, we collect a monthly lease payment of which a portion is for our maintenance obligations. While management expects actual maintenance costs to occur in a manner consistent with a straight-line basis, the costs will vary month to month over the lease agreement. The collected monthly fee is added to the expected

Mr. David R. Humphrey
Securities and Exchange Commission
January 15, 2009

obligation and the actual Routine Running Repair costs reduce the obligation; the balance will vary from month to month but should be zero at the end of the lease agreement. We believe that our policy for Routine Running Repairs is consistent with the accounting guidance available. Our accounting for maintenance contracts complies with FTB 90-1. We do not believe that FSP AUG AIR-1 is applicable to the items we have identified above as Routine Running Repairs.
We also respectfully invite the staff to review our replies to prior comments on maintenance issued by staff in connection with our Form 10-K for the Year Ended August 31, 2004 (response letters dated March 3 and April 12, 2005).  While FSP AUG AIR-1 is new guidance since that time, we do not believe that it changed the accounting model to be used for Planned Major Maintenance, as it confirmed the position previously articulated by the staff in EITF D-88 Planned Major Maintenance Activities.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 35
3.	Restricted cash relates to European performance and warranty guarantees issued to certain of our European customers. Financial institutions issue these guarantees on our behalf and some of these institutions require us to deposit a set amount into special deposit account at a designated bank as security. We have no control over these funds and cannot withdraw the funds. The funds are released over a specified time period as the guarantee expires. These are considered as the equivalent of an investment whose return of principal requires the satisfaction of conditions. Deposits or withdrawals of principal balances in these restricted cash accounts represent creation or return of an investment, which are presented as investing activities on the statement of cash flows in accordance with paragraphs 15 and 16 of SFAS 95. The interest earned on these restricted cash accounts is presented as cash from operations on the statement of cash flows in accordance with paragraph 22 of SFAS 95.
Note 6 – Deconsolidation of Subsidiary, page 43
4.	Upon the bankruptcy filing for TrentonWorks, the assets were turned over to an appointed trustee for administration and liquidation. We have no control or influence over the administration or disposition. As a result, we have deconsolidated the subsidiary in accordance with ARB 51, par 2 which states that “ a majority owned subsidiary shall not be consolidated if control does not rest with the majority owners (as, for instance if the subsidiary is in legal reorganization or in bankruptcy)”.

5.	At the time of deconsolidation of TrentonWorks, we had a negative investment in subsidiary of $15.3 million which is made up of cumulative losses net of our original investment. We have shown this negative investment as a liability on our balance sheet titled “Losses in excess of investment in de-consolidated subsidiary”. In future filings we will change the wording of the disclosure to state “De-consolidation resulted in a negative investment in the subsidiary of $15.3 million which is included as a liability on

Mr. David R. Humphrey
Securities and Exchange Commission
January 15, 2009

the Company’s Consolidated Balance Sheet titled “Losses in excess of investment in de-consolidated subsidiary”.
6.	We believe that we will not be held liable for any of TrentonWorks’ liabilities; however, under U.S. GAAP it is not appropriate to reverse the $15.3 million liability unless and until any potential TrentonWorks’ claims are revolved upon resolution of the TrentonWorks bankruptcy. In future filings we will expand our disclosure to state ..... “ when the bankruptcy is resolved and we are legally released from any future obligations”.

7.	In April 2007, TrentonWorks, our Canadian manufacturing facility, was permanently closed. Railcar production that would have been manufactured in this facility was placed in our other North American operations. In accordance with Example 14 and 15 of SFAS 144, and paragraph 42 of SFAS 144, the conditions for reporting discontinued operations were not met as we are continuing in the railcar manufacturing business in North America and the revenue and cash flows are still part of our normal operations at other facilities.

TrentonWorks’ bankruptcy filing is a liquidation filing. As a result, upon resolution of the bankruptcy, there will be no continuing investment or interest in the subsidiary.
Definitive Proxy Statement on Schedule 14A
Certain Relationships and Related Party Transactions, page 5
8.	During 2008, we placed charters with the company that manages Mr. Furman’s aircraft with a value of $243,000. Mr. Furman’s interest is approximately 50%. The approximate dollar value of the amount involved in the charters we place with the company that manages Mr. Furman’s aircraft and the approximate dollar value of Mr. Furman’s interest in the transaction during the most recent fiscal year will be disclosed in future proxy filings.
     Compensation Discussion and Analysis, page 8
9.	In future proxy filings we will provide more detail regarding the role of our CEO in our compensation process, including a discussion of the subjective criteria upon which he bases his recommendations.

Mr. David R. Humphrey
Securities and Exchange Commission
January 15, 2009

10.	We periodically use compensation consultants to provide information with respect to compensation at companies considered to be peer group companies. While we consider peer group comparisons to be useful in evaluating levels of executive compensation, we have not established benchmarks for determining executive compensation at Greenbrier. Accordingly, compensation at peer group companies is not determinative, and is not considered “material” to our compensation policies and decisions.
As requested in your letter, we hereby acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that neither your comments, nor our changes in response to your comments, foreclose the Securities and Exchange Commission from taking any action with respect to our filings. We agree that your comments may not be asserted as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Items discussed above that pertain to disclosure in Form 10-Q will be included in Form 10-Q for the quarter ended February 28, 2009 and those that pertain to disclosure in Form 10-K and the Definitive Proxy Statement on Schedule 14A will be included in Form 10-K and Schedule 14A for the year ended August 31, 2009.
If you have any further questions or comments or would like additional clarification, please contact me at (503) 598-3828.
Sincerely,
/s/ Mark J. Rittenbaum
Mark J. Rittenbaum
Executive Vice President
Chief Financial Officer and Treasurer

cc:	Jim Cruckshank
Sherrill Corbett, Tonkon Torp LLP
Kenneth D. Stephens, Tonkon Torp LLP
David A. Gorretta, Deloitte & Touche LLP